# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PharmaCyte Biotech, Inc., CIK 0001157075
CUSIP: 717512X203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 325 Washington Avenue Extension, Albany, New York (NY), 12205
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 695,715; sole dispositive power 0; shared dispositive power 695,715; aggregate amount beneficially owned 695,715 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 82,727; shared voting power 603,806; sole dispositive power 82,727; shared dispositive power 603,806; aggregate amount beneficially owned 686,533 (9.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 695,715; sole dispositive power 0; shared dispositive power 695,715; aggregate amount beneficially owned 695,715 (9.99% of the class)

## Item 1. Issuer
Name of issuer: PharmaCyte Biotech, Inc.
Address of issuer's principal executive offices: 3960 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 30, 2025, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 695,715 shares of Common Stock, which consisted of (i) 527,376 shares of Common Stock held by Intracoastal and (ii) 168,339 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1"), and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 6,795,779 shares of Common Stock outstanding as of September 12, 2025, as reported by the Issuer, plus (2) 168,339 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 331,661 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 129,147 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 9,720,474 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (IV) 2,104,478 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal ("Intracoastal Warrant 4") because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (V) 608,553 shares of Common Stock issuable upon exercise of a fifth warrant held by Intracoastal ("Intracoastal Warrant 5") because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (VI) 2,104,478 shares of Common Stock issuable upon conversion of Series H Convertible Preferred Stock (the "Preferred Stock") held by Intracoastal because the terms of the Preferred Stock contain a blocker provision under which the holder thereof does not have the right to convert the Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 15,694,506 shares of Common Stock.

As of the close of business on September 30, 2025, Mr. Asher may have been deemed to have beneficial ownership of 686,533 shares of Common Stock, which consisted of (i) 527,376 shares of Common Stock held by Intracoastal, (ii) 82,727 shares of Common Stock held by Mr. Asher and (iii) 76,430 shares of Common Stock issuable upon exercise Intracoastal Warrant 1, and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 6,795,779 shares of Common Stock outstanding as of September 12, 2025, as reported by the Issuer, plus (2) 76,430 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 423,570 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 129,147 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 9,720,474 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (IV) 2,104,478 shares of Common Stock issuable upon exercise of Intracoastal Warrant 4 because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (V) 608,553 shares of Common Stock issuable upon exercise of Intracoastal Warrant 5 because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (VI) 2,104,478 shares of Common Stock issuable upon conversion of the Preferred Stock held by Intracoastal because the terms of the Preferred Stock contain a blocker provision under which the holder thereof does not have the right to convert the Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Asher may have been deemed to have beneficial ownership of 15,777,233 shares of Common Stock.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 82,727 shares of Common Stock with respect to Mr. Asher.
Shared power to vote or to direct the vote: 695,715 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 686,533 shares of Common Stock with respect to Mr. Asher.
Sole power to dispose or to direct the disposition: 0 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 82,727 shares of Common Stock with respect to Mr. Asher.
Shared power to dispose or to direct the disposition: 695,715 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 686,533 shares of Common Stock with respect to Mr. Asher.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (11/07/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (11/07/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (11/07/2025)